UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lordstown Motors Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

54405Q 100

(CUSIP Number)

Mike Huang

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

+1.212.318.6662

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Hon Hai Precision Industry Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China (Taiwan)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

The aggregate amount of shares of common stock, $0.0001 par value per share of the Issuer (the “Common Stock”) beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures Pte. Ltd. (“Foxconn Ventures”) will acquire from the Issuer pursuant to that certain Investment Agreement (the “Investment Agreement”) dated as of November 7, 2022 by and between the Issuer and Foxconn Ventures; (ii) 7,248,163 shares of Common Stock held by Foxconn (Far East) Limited (“Foxconn Far East”); and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV Technology, Inc. (“Foxconn EV”). Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings Inc. (“Foxteq Holdings”), Foxteq Integration Inc. (“Foxteq Integration”) and PCE Paragon Solutions Kft. (“PCE”) is a wholly owned subsidiary of Hon Hai Precision Industry Co., Ltd. (“Hon Hai”). In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxconn Ventures Pte. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures will acquire from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxconn (Far East) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures will acquire from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxteq Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures will acquire from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxteq Integration Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures will acquire from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON PCE Paragon Solutions Kft.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hungary

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures will acquire from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

CUSIP No.: 54405Q 100

1.	NAME OF REPORTING PERSON Foxconn EV Technology, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,865,437 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,865,437 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,865,437 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.44% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures will acquire from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxconn EV, Foxteq Holdings , Foxteq Integration and PCE is a wholly owned subsidiary of Hon Hai . In this capacity, Hon Hai exercises shared voting and investment power over the shares held directly or indirectly by Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV.

(2)

Percent of class calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the common stock, $0.0001 par value per share (“Common Stock”), of Lordstown Motors Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2300 Hallock Young Road, Lordstown, Ohio 44481.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed jointly by Hon Hai Precision Industry Co., Ltd., a corporation organized under the laws of the Republic of China (Taiwan) (“Hon Hai”), Foxconn Ventures Pte. Ltd., a private company limited by shares established under the laws of Singapore (“Foxconn Ventures”), Foxconn (Far East) Limited, a Cayman Islands exempted company (“Foxconn Far East”), Foxteq Holdings Inc., a Cayman Islands company (“Foxteq Holdings”), Foxteq Integration Inc., a Cayman Islands company (“Foxteq Integration”), PCE Paragon Solutions Kft., a Hungarian limited liability company (“PCE”) and Foxconn EV Technology, Inc., an Ohio corporation (“Foxconn EV” and, together with Hon Hai, Foxconn Ventures, Foxconn Far East, Foxteq Holdings, Foxteq Integration and PCE, the “Reporting Persons”). See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV is an indirect, wholly owned subsidiary of Hon Hai. The principal business of the Reporting Persons is contract manufacturing and investment.

The address of the principal office of Hon Hai is No. 66, Zhongshan Road, Tucheng Industrial Zone, Tucheng District, New Taipei City, 23680, Taiwan. The address of the principal office of Foxconn Ventures is 80 Robinson Road #02-00 Singapore (068898). The address of the principal office of Foxconn Far East is P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205. The address of the principal office of Foxteq Holdings is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. The address of the principal office of Foxteq Integration is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. The address of the principal office of PCE is 2900 Komarom Banki Donatu.1. Hungary. The address of the principal office of Foxconn EV is 4568 Mayfield Road, Suite 204, Cleveland, Ohio 44121.

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). For information required by Instruction C of the instructions to Schedule 13D with respect to the executive officers and directors of the Reporting Persons (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference in its entirety.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On September 30, 2021, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with Foxconn Far East, pursuant to which Foxconn Far East purchased 7,248,163 shares of Common Stock from the Issuer on October 12, 2021. The source of funds required for the transactions under the Subscription Agreement were from working capital of Foxconn Far East.

On November 10, 2021, Lordstown EV Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer (“Lordstown EV”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Foxconn EV, in connection with Foxconn EV’s acquisition of Lordstown EV’s manufacturing facility located in Lordstown, Ohio, which acquisition was completed on May 11, 2022 (the “APA Closing Date”). Pursuant to the Asset Purchase Agreement, on the APA Closing Date, the Issuer issued warrants to Foxconn EV that are exercisable until the third anniversary of the APA Closing Date for 1,700,000 shares of Common Stock at an exercise price of $10.50 per share. The source of funds required for the transactions under the Asset Purchase Agreement were from the general funds available to Foxconn EV, including through capital contributions from its equityholders and/or affiliates.

On November 7, 2022, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Foxconn Ventures, pursuant to which Foxconn Ventures agreed to make an additional equity investment (collectively, the “Investment Transactions”) in the Issuer in the form of up to $70 million of Common Stock and up to $100 million of Series A Convertible Preferred Stock, $0.0001 par value per share (the “Preferred Stock,” and together with the Common Stock, the “Securities”). The source of funds required for the transactions under the Investment Agreement will be from the general funds available to Foxconn Ventures, including through capital contributions from its equityholders and/or affiliates.

ITEM 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired or will acquire the Securities covered by this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. In the course of such review, the Reporting Persons may, subject to the terms of the Investment Agreement, take actions (including through their affiliates) with respect to their investment or the Issuer, including, but not limited to, communicating with the board of directors, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, but not limited to, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may, subject to the terms of the Investment Agreement, relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer; financial or governance matters; changes to the board of directors of the Issuer (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to those enumerated above. Each of the Reporting Persons intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to the Securities they then hold and through the exercise of their rights under the Investment Agreement, including through director designation rights.

Subject to the terms of the Investment Agreement, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including the Securities and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales, directly from the Issuer or otherwise.

Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filling of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Except as set forth in this Item 4 or otherwise pursuant to the terms of the Investment Agreement, no Reporting Person has any present plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through

(j) of Item 4 of Schedule 13D. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) The aggregate amount of shares of Common Stock beneficially owned by the Reporting Persons is comprised of the following: (i) 12,917,274 shares of Common Stock that Foxconn Ventures will acquire from the Issuer pursuant to the Investment Agreement; (ii) 7,248,163 shares of Common Stock held by Foxconn Far East; and (iii) 1,700,000 shares of Common Stock underlying warrants held by Foxconn EV. Foxconn Far East owns 54.5% of the outstanding equity interests of Foxconn Ventures and controls its board of directors. Each of Foxconn Far East, Foxteq Holdings, Foxteq Integration, PCE and Foxconn EV is an indirect wholly owned subsidiary of Hon Hai. In this capacity, Hon Hai exercises shared voting and investment power over the shares held by Foxconn Ventures, Foxconn Far East and Foxconn EV.

The percentage of the class is calculated based on an aggregate of 216,976,245 shares of Common Stock issued and outstanding as of November 7, 2022, plus (i) 12,917,274 shares of Common Stock to be issued under the Investment Agreement and (ii) 1,700,000 shares of Common Stock underlying the warrants held by Foxconn EV.

(b)	Hon Hai Precision Industry Co., Ltd.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 21,865,437

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 21,865,437

Foxconn Ventures Pte. Ltd.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 21,865,437

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 21,865,437

Foxconn (Far East) Limited:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 21,865,437

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 21,865,437

Foxteq Holdings Inc.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 21,865,437

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 21,865,437

Foxteq Integration Inc.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 21,865,437

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 21,865,437

PCE Paragon Solutions Kft.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 21,865,437

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 21,865,437

Foxconn EV Technology, Inc.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 21,865,437

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 21,865,437

(c) Except as described in this Schedule 13D, during the past 60 days none of the Reporting Persons or Covered Persons has effected any transactions in the Common Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Investment Agreement

At an initial closing to be held on or after November 22, 2022 (the “Initial Closing”), subject to the conditions set forth in the Investment Agreement, Foxconn Ventures will purchase: (a) 12,917,274 shares of Common Stock at a purchase price of $1.76 per share for an aggregate purchase price of approximately $22.7 million, and (b) 300,000 shares of Preferred Stock at a purchase price of $100 per share for an aggregate purchase price of $30 million.

Following the parties’ receipt of a written communication from the U.S. government’s Committee on Foreign Investment in the United States (“CFIUS”) that CFIUS has concluded that the transactions contemplated by the Investment Agreement are not a “covered transaction” or CFIUS has concluded that there are no unresolved national security concerns with respect to the transactions (“CFIUS Clearance”) and any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or terminated and subject to the other conditions set forth in the Investment Agreement, at a second closing (the “Subsequent Common Closing”) Foxconn Ventures will purchase 26,855,453 additional shares of Common Stock at a purchase price of $1.76 per share.

The Issuer will use the proceeds from the sale of the Common Stock for general corporate purposes as determined by the Issuer’s board of directors (the “Board”) and the proceeds from the sale of the Preferred Stock to fund pre-development and design activities for a new electric vehicle program in collaboration with the Reporting Persons and third parties (the “EV Program”).

Upon satisfaction of certain EV Program milestones (including establishing an EV Program budget) and subject to satisfaction of other customary conditions set forth in the Investment Agreement, Foxconn Ventures will purchase in two tranches up to 700,000 additional shares of Preferred Stock at a purchase price of $100 per share. The first tranche will be in an amount up to 300,000 shares for an aggregate purchase price of $30 million; and the second tranche will be in an amount up to 400,000 shares for an aggregate purchase price of $40 million. The parties have agreed to use commercially reasonable efforts to agree upon the EV Program budget and funding milestones no later than May 7, 2023.

The Investment Agreement provides that:

•

Board Representation: Foxconn Ventures will have the right to appoint two designees to the Board after receiving CFIUS Clearance and consummation of the Subsequent Common Closing. Foxconn Ventures will relinquish one Board seat if it does not continue to beneficially own shares of Common Stock, Preferred Stock and shares of Common Stock issued upon conversion of shares of Preferred Stock that represent (on an as-converted basis) at least 50% of the number of shares of Common Stock (on an as-converted basis) acquired by Foxconn Ventures in connection with the Investment Transactions and will relinquish its other Board seat if it does not continue to beneficially own at least 25% of the number of shares of Common Stock in connection with the Investment Transactions (on an as-converted basis) acquired by Foxconn Ventures (the “25% Ownership Requirement”).

•

Termination of Existing JV Agreement: The Issuer and Foxconn Ventures will cause (i) the existing joint venture agreement between Lordstown EV Corporation and Foxconn EV to be amended to terminate all obligations of Lordstown EV Corporation and Foxconn EV thereunder, (ii) the Note, Guaranty and Security Agreement, dated June 24, 2022, issued by Lordstown EV Corporation and guaranteed by the Issuer and Lordstown EV Sales LLC to be terminated, and (iii) all liens on assets of Lordstown EV Corporation and the Issuer to be released. In addition, Foxconn Ventures will pay Lordstown EV Corporation approximately $0.4 million for services and reimburse Lordstown EV Corporation approximately $0.1 million for expenses. All remaining funds held by the joint venture will be distributed to Foxconn EV as a distribution for amounts contributed by it and as a repayment in full of any loans advanced by it to Lordstown EV Corporation under the Note.

•

Standstill: Until the date that is the later of December 31, 2024 and 90 days after the first day on which no Foxconn Ventures-appointed director serves on the Board and Foxconn Ventures no longer has a right (or has irrevocably waived its right) to appoint any directors, without the approval of the Board, Foxconn Ventures and its affiliates will not (i) acquire any equity securities of the Issuer if after the acquisition Hon Hai and its affiliates would own (A) prior to the Subsequent Common Closing, 9.99% of the capital stock of the Issuer that is entitled to vote generally in any election of directors of the Issuer (“Voting Power”), (B) prior to the time the Issuer obtains the approval of stockholders contemplated by Rule 5635 of the Nasdaq listing rules as in effect on November 7, 2022 with respect to certain equity issuances (the “Requisite

Stockholder Approval”), 19.99% of the Voting Power and (C) at all times following the Subsequent Common Closing and the Requisite Stockholder Approval, 24% of the Voting Power (collectively, the “Ownership Limitations”), or (ii) make any public announcement with respect to, or offer, seek, propose or indicate an interest in, any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization or purchase of more than 50% of the assets, properties or securities of the Issuer, or enter into discussions, negotiations, arrangements, understandings, or agreements regarding the foregoing.

•

Exclusivity: Prior to the Subsequent Common Closing, (i) without Foxconn Ventures’ consent, the Issuer will not (A) encourage, solicit, initiate or facilitate any Acquisition Proposal (as defined below), (B) enter into any agreement with respect to any Acquisition Proposal or that would cause it not to consummate any of the Investment Transactions or (C) participate in discussions or negotiations with, or furnish any information to, any person in connection with any Acquisition Proposal, and (ii) the Issuer will inform Foxconn Ventures of any Acquisition Proposal that it receives. An “Acquisition Proposal” means any proposal for any (i) sale or other disposition by merger, joint venture or otherwise of assets of the Issuer representing 30% or more of the consolidated assets of the Issuer, (ii) issuance of securities representing 15% or more of any equity securities of the Issuer, (iii) tender offer, exchange offer or other transaction that would result in any person beneficially owning 15% or more of any equity securities of the Issuer, (iv) merger, dissolution or similar transaction involving the Issuer representing 30% or more of the consolidated assets of the Issuer, or (v) combination of the foregoing. The Issuer has also agreed that, while the Preferred Stock is outstanding, it will not put in place a poison pill that applies to Preferred Stock held by Foxconn Ventures or to Common Stock that Foxconn Ventures acquires from the Issuer.

•

Voting Agreement and Consent Rights: The terms of the Investment Agreement and Certificate of Designations (as defined below) provide that, until the later of (i) December 31, 2024 and (ii) 90 days after the first day on which no Foxconn Ventures-appointed director serves on the Board and Foxconn Ventures no longer has a right (or has irrevocably waived its right) to appoint any directors, Foxconn Ventures has agreed to vote all of its shares of Common Stock and Preferred Stock (to the extent then entitled to vote) in favor of each director recommended by the Board and in accordance with any recommendation of the Board on all other proposals that are the subject of stockholder action (other than any action related to any merger or business combination or other change of control transaction or sale of assets). So long as the 25% Ownership Requirement is satisfied, without the consent of the holders of at least a majority of the then-issued and outstanding Preferred Stock (voting as a separate class), the Issuer cannot (i) amend any provision of the Charter or By-Laws in a manner that would adversely affect the Preferred Stock or increase or decrease the number of shares of Preferred Stock, (ii) authorize or create, or increase the number of shares of any parity or senior securities other than securities on parity with the Preferred Stock with an aggregate liquidation preference of not more than $30 million, (iii) increase the size of the Board, or (iv) sell, license or lease or encumber any material portion of the Issuer’s hub motor technology and production line other than in the ordinary course of business.

•

Participation Rights: Following the Subsequent Common Closing and until Foxconn Ventures no longer has the right to appoint a director to the Board, other than with respect to certain excluded issuances, Foxconn Ventures has the right to purchase its pro rata portion of equity securities proposed to be sold by the Issuer; provided, that the Issuer is not required to sell Foxconn Ventures securities if the Issuer would be required to obtain stockholder approval under any applicable law or regulation.

The Investment Agreement contains customary representations, warranties and closing conditions. The Investment Agreement can be terminated by either party if the Initial Closing has not occurred on or before November 7, 2023 and also can be terminated by mutual consent of the parties.

Certificate of Designations of Preferred Stock

Prior to the Initial Closing, the Issuer will file with the Secretary of the State of Delaware a Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock (the “Certificate of Designations”) designating 1,000,000 shares as Series A Convertible Preferred Stock and designating the rights, preferences and limitations of such shares.

The Preferred Stock will, with respect to dividend rights, rights on the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Issuer and redemption rights, rank: (a) on a parity basis with each other class or series of any equity interests (“Capital Stock”) of the Issuer now or hereafter existing, the terms of which expressly provide that such class or series ranks on a parity basis with the Preferred Stock as to such matters (such Capital Stock, “Parity Stock”); (b) junior to each other class or series of Capital Stock of the Issuer now or hereafter existing, the terms of which expressly provide that such class or series ranks senior to the Preferred Stock as to such matters (such Capital Stock, “Senior Stock”); and (c) senior to the Common Stock and each other class or series of Capital Stock of the Issuer now or hereafter existing, the terms of which do not expressly provide that such class or series ranks on a parity basis with, or senior to, the Preferred Stock as to such matters (such Capital Stock, “Junior Stock”).

In the event of any liquidation, dissolution or winding up of the affairs of the Issuer, the holders of Preferred Stock will be entitled, out of assets legally available therefor, before any distribution or payment to the holders of any Junior Stock, and subject to the rights of the holders of any Senior Stock or Parity Stock and the rights of the Issuer’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Preferred Stock equal to the greater of (1) the sum of $100 per share plus the accrued unpaid dividends with respect to such share and (2) the amount the holder would have received had it converted such share into Common Stock immediately prior to the date of such event.

Holders of the Preferred Stock will be entitled to receive dividends at a rate equal to 8% per annum, which accrue and accumulate whether or not declared. Such dividends compound quarterly and are payable quarterly in arrears. In addition, the holders of the Preferred Stock participate with any dividends payable in respect of any Junior Stock or Parity Stock.

All holders of shares of Preferred Stock will be entitled to vote with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer as a single class with each share of Preferred Stock entitled to a number of votes equal to the number of shares of Common Stock into which such share could be converted; provided, that no holder of shares of Preferred Stock will be entitled to vote (i) until the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, or (ii) to the extent that such holder would have the right to a number of votes in respect of such holder’s shares of Common Stock, Preferred Stock or other capital stock that would exceed the limitations set forth in clauses (A) and (B) of the definition of Ownership Limitations.

Pursuant to the Certificate of Designation, commencing on the later of (1) May 7, 2023, and (2) the earlier of (x) the date of the Subsequent Common Closing and (y) November 7, 2023 (the “Conversion Right Date”), the Preferred Stock is convertible at the option of the holder into shares of Common Stock at a conversion price of $1.936 (the “Conversion Price”), subject to customary adjustments. At any time following the third anniversary of the date of issuance, the Issuer can cause the Preferred Stock to be converted if the volume-weighted average price of the Common Stock exceeds 200% of the Conversion Price for a period of at least twenty trading days in any period of thirty consecutive trading days. Foxconn Ventures’ ability to convert is limited by clauses (A) and (B) of the definition of the Ownership Limitations. Upon a change of control, Foxconn Ventures can cause the Issuer to purchase any or all of its Preferred Stock at a purchase price equal to the greater of its liquidation preference (including any unpaid accrued dividends) and the amount of cash and other property that it would have received had it converted its Preferred Stock prior to the change of control transaction.

Registration Rights Agreement

The Issuer and Foxconn Ventures will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) as a condition to the Initial Closing pursuant to which the Issuer will agree to use reasonable efforts to file and cause to be declared effective a registration statement with the Securities and Exchange Commission (“SEC”) registering the resale of the Securities, including any shares of Common Stock issuable upon conversion of the Preferred Stock, by the earlier to occur of (i) the Subsequent Common Closing, (ii) a determination that CFIUS Clearance will not occur and (iii) May 7, 2023. Foxconn Ventures also has customary demand and piggyback registration rights with respect to the Securities, and indemnification rights.

The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Designations, Investment Agreement and the form of Registration Rights Agreement, copies of which are attached to this Schedule 13D as Exhibits 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of November 17, 2022, by and among the Reporting Persons.

Exhibit 99.2	Form of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 7, 2022).

Exhibit 99.3	Investment Agreement dated November 7, 2022, between Lordstown Motors Corp. and Foxconn Ventures Pte. Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 7, 2022).

Exhibit 99.4	Form of Registration Rights Agreement between Lordstown Motors Corp. and Foxconn Ventures Pte. Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 7, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2022	HON HAI PRECISION INDUSTRY CO., LTD.

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: CFO

Dated: November 17, 2022	FOXCONN VENTURES PTE. LTD.

/s/ Jerry Hsiao
Name: Jerry Hsiao
Title: Authorized Signatory

Dated: November 17, 2022	FOXCONN (FAR EAST) LIMITED

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: Director

Dated: November 17, 2022	FOXTEQ HOLDINGS INC.

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: Director

Dated: November 17, 2022	FOXTEQ INTEGRATION INC.

/s/ Huang Teh-Tsai
Name: Huang Teh-Tsai
Title: Director

Dated: November 17, 2022	PCE PARAGON SOLUTIONS KFT.

/s/ Eric Miao
Name: Eric Miao
Title: Managing Director

Dated: November 17, 2022	FOXCONN EV TECHNOLOGY, INC.

/s/ Jerry Hsiao
Name: Jerry Hsiao
Title: Director

Schedule I

The following sets forth the name, position, address, principal occupation and citizenship of each Covered Person. To the best of the Reporting Person’s knowledge, (i) none of the Covered Persons during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hon Hai Precision Industry Co., Ltd.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship	Principal Place of Business	Issuer Shares Beneficially Owned
Young-Way Liu	Chairman	Chairman, Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Tai-Ming Gou	Director	Founder, Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Charng-Yang Wang	Director	President, Business Group A, Hon Hai Precision Industry Co., Ltd	Republic of China	Republic of China	—
Christina Yee-Ru Liu	Director	Managing Director, Bellwether International Group, Hong Kong	Republic of China	Republic of China	—
Kuo-Cheng Wang	Director	Independent Director and Audit Committee Chair, HannStar Board Corporation	Republic of China	Republic of China	—
Tei-Wei Kuo	Director	Acting President, National Taiwan University	Republic of China	Republic of China	—
Tsing-Yuan Hwang	Director	Chairman, Tokyo Star Bank (Japan)	Republic of China	Republic of China	—
Len-Yu Liu	Director	Presiding Attorney, L&Y Attorneys at Law	Republic of China	Republic of China	—
Yue-Min Chen	Director	Managing Director, Land Bank of Taiwan	Republic of China	Republic of China	—
Chih-Siung Chiang	Department General Manager	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Chung-Cheng Lin	Department General Manager	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Chen-Ching Chu	Department General Manager	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Chung-Kai Chow	Chief Accounting Officer	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—
Teh-Tsai Huang	Chief Financial Officer	Hon Hai Precision Industry Co., Ltd.	Republic of China	Republic of China	—